 Exhibit 99.1

China Sunergy Announces Chairman’s Share Purchase from Open Market

NANJING, China, October 3, 2011 China Sunergy Co., Ltd. (NASDAQ: CSUN) ("China Sunergy" or the “Company"), a specialized solar cell and module manufacturer, today announced that Mr. Tingxiu Lu, the Company’s Chairman, purchased 2,320,541 American depositary shares (“ADSs”) representing 13,923,246 ordinary shares of the Company, during the period from September 13, 2011 to September 30, 2011, in open market transactions.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets. For more information, please visit our website at http://www.chinasunergy.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li
Phone: + 86 25 5276 6696
Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong	Hong Kong
Ginny Wilmerding	Xiaoxiao Nina Zhan
Phone: + 852 3512 5000	Phone: + 852 3512 5000
Email: csun@brunswickgroup.com	Email: csun@brunswickgroup.com

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